POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

Annual MD&A

The following information, prepared as at 25 April 2007, should be read in conjunction with the audited consolidated financial statements of PolyMet Mining Corp. (“PolyMet” or “the Company”) for the year ended 31 January 2007 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). All amounts are expressed in United States dollars unless otherwise indicated.

The Audit Committee of the Board of Directors of the Company, consisting of three independent directors, has reviewed this document pursuant to its mandate and charter.

Restatement

During the year, the Company re-examined its accounting for warrants and the share bonus program. As a result of this re-examination, the Company determined that share capital and contributed surplus were inappropriately measured and recognized during the year ended 31 January 2006. As a result, as at 31 January 2006, share capital was overstated by $3,653,000 and contributed surplus was understated by the same amount. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended 31 January 2005 under the share bonus program were understated by $638,000. The Company has restated its consolidated financial statements for the years ended 31 January 2006 and 2005 to reflect these items. As a result of the restatement, Loss per Share for the year ended 31 January 2005 increased by $0.02.

Forward Looking Statements

This Management Discussion and Analysis contains certain forward-looking statements concerning anticipated developments in PolyMet’s operations in the future. Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” and similar expressions, or statements that events, conditions or results “will,” “may,” “could,” or “should” occur or be achieved. These forward-looking statements may include statements regarding exploration results and budgets, mineral resource and mineral reserve estimates, work programs, capital expenditures, timelines including timelines for third-party studies and issuance of permit to operate by various government agencies, strategic plans, the market price of metals, costs, or other statements that are not a statement of fact. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements due to a variety of risks, uncertainties and other factors. PolyMet’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made, and PolyMet does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations and opinions should change.

Cautionary note to U.S. investors: the terms “measured and indicated mineral resource”, “mineral resource”, and “inferred mineral resource” used in this Management Discussion and Analysis are Canadian geological and mining terms as defined in accordance with National Instrument 43-101, Standards of Disclosure for Mineral Projects (“NI 43-101”) under the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resources and Mineral Reserves. U.S. investors are advised that while such terms are recognized and required under Canadian regulations, the SEC does not recognize these terms. Mineral Resources do not have demonstrated

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

economic viability. It cannot be assumed that all or any part of a Mineral Resource will ever be upgraded to Mineral Reserves. Under Canadian rules, estimates of inferred mineral resources may not form the basis of or be included in feasibility or other studies. U.S. investors are cautioned not to assume that any part of an inferred mineral resource exists, or is economically or legally mineable.

Specific reference is made to PolyMet’s most recent Form 20-F/Annual Information Form on file with the SEC and Canadian securities authorities for a discussion of some of the factors underlying forward-looking statements.

Description of Business and Summary of Recent Events

PolyMet is a Toronto Stock Exchange and American Stock Exchange Issuer engaged in the exploration and development, when warranted, of natural resource properties. The Company’s primary mineral property and principal focus is the commercial development of its NorthMet Project, a polymetallic project in northeastern Minnesota, USA which hosts copper, nickel, cobalt and platinum group metal mineralization.

On 15 November 2005 the Company, through its Minnesota subsidiary (Poly Met Mining, Inc.), completed the early exercise of PolyMet’s option with Cleveland Cliffs, Inc. (NYSE:CLF) (“Cliffs”). The Company now owns 100% of the Erie Plant. It should be noted that the final agreement with Cliffs involved substantially more milling and processing equipment compared to the option agreement previously announced in February 2004.

The Erie Plant is 10 kilometers away from the NorthMet deposit, was operated by Cliffs for many years and was acquired by Cliffs in early 2001 from LTV Steel Mining Company after that company’s bankruptcy. The process plant was placed on care-and-maintenance with a view to a potential restart. With minor modification, the crushing and milling circuits can be used as a concentrator for NorthMet ore. The plant assets now owned by PolyMet include crushing, milling, flotation capacity, comprehensive spare parts, plant site buildings, real estate, tailings impoundments and mine work shops, as well as access to extensive mining infrastructure including roads, rail, water and power. The new hydrometallurgical plant is planned to be installed adjacent to the existing mill on surplus land.

PolyMet plans to refurbish and reactivate the crushing, concentrating and tailings facilities at the Erie Plant to produce a “bulk concentrate” containing copper, nickel, cobalt and precious metals. This bulk concentrate will feed new hydrometallurgical metal recovery processing facilities.

During the year ended January 31, 2007, and up to the date of this Management Discussion and Analysis, the Company continued to advance its NorthMet project including the activities noted below.

The Company reported the results of its pilot plant testing of flotation and hydrometallurgical extraction of metals from NorthMet ore samples. The test program was completed at SGS Lakefield Research (Canada) under the supervision of Bateman Engineering (Australia). The pilot plant program confirmed the technical feasibility of the NorthMet flotation and hydrometallurgical treatment process. Copper, nickel, cobalt, gold, platinum and palladium were successfully concentrated from three ore composites and extracted via the autoclave process. The extracted precious metals were recovered in a precipitate for off-site delivery to a refinery for treatment. Copper was recovered as LME grade-A copper cathode by conventional solvent extraction and electro-winning. Nickel and cobalt were recovered as either a combined "mixed hydroxide precipitate" or as separate purified nickel and cobalt hydroxide precipitate

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

products for off-take/refinery treatment. The pilot plant provided engineering data for completion of the Definitive Feasibility Study. The pilot plant also provided environmental data for permitting of the NorthMet metallurgical facility.

On 25 September 2006 PolyMet announced that the Definitive Feasibility Study (“DFS”) prepared by Bateman Engineering (Pty) Ltd. (“Bateman”) confirms the economic and technical viability of the Company’s NorthMet copper-nickel-precious metals project. The executive summary of the DFS has been summarized in a Technical Report that confirms to National Instrument 43-101 and has been filed on PolyMet’s website (www.polymetmining.com) and on SEDAR.

The DFS describes measured and indicated mineral resources of 422.1 million tons grading 0.28% copper, 0.08% nickel and 0.01 ounces per ton (“opt”) of precious metals (palladium, platinum and gold). In addition, the DFS reports inferred mineral resources of 120.6 million tons grading 0.25% copper, 0.07% nickel, and 0.01 opt of precious metals. Mineral resources are not reserves and do not have demonstrated economic viability.

The DFS also established proven and probable mineral reserves. This material, contained within the measured and indicated mineral resources, totals 181.7 million tons grading 0.31% copper, 0.09% nickel, and 0.01 opt of precious metals. These mineral reserves are based on copper at $1.25 per pound, nickel at $5.60 per pound, and precious metal prices of $210, $800, and $400 per ounce respectively for palladium, platinum and gold.

The DFS is based on processing of 32,000 tons of ore per day, which is the size of operation being permitted.

Initial direct capital costs, including contingency, are estimated at approximately $312 million. Indirect costs including engineering and construction management, project insurance, the anticipated cost of environmental insurance related to reclamation and closure guarantees, and other owner’s costs are estimated at $68 million, for a total capital cost of approximately $380 million. Sustaining capital is projected at $72 million for the first 20 years.

The DFS estimates that the project will provide full-time employment for at least 400 people.

On 20 December 2006 the Company acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also includes a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines, large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totaling 2 million shares and $15 million in cash is in four tranches:

  2 million shares of PolyMet, paid at closing;
  $1 million in cash, paid at closing;
  $7 million in cash, payable in quarterly installments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest will be payable quarterly from 31 December 2006 at the Wall Street Journal Prime Rate; and,
  $7 million in cash, payable in quarterly installments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property.

With a total of 9,200,547 shares, Cliffs is now an approximate 6.7% shareholder in PolyMet. Cliffs continues to have the right to participate on a pro-rata basis in future equity financings. PolyMet has the first right of refusal to place or acquire Cliff’s shares should Cliffs wish to dispose of its interest.

In January 2007, the Company submitted its NorthMet Project Description to state and federal regulators. The Project Description lays out the Company’s development plans and proposed environmental safeguards. Independent environmental contractors are preparing the Environmental Impact Statement (“EIS”) for the project. PolyMet and the regulatory authorities are discussing a revised schedule for completion and publication of the draft EIS. All parties recognize that it is imperative that the published document fully reflects PolyMet’s commitment to meet or exceed Minnesota’s environmental regulations and that a thorough and complete draft EIS should properly address concerns of interested parties. In view of these considerations, the draft EIS will not be published during the second quarter of 2007 as previously expected. PolyMet will report a revised schedule as soon as it becomes available.

Following publication of the draft EIS there will be a public comment period following which the final EIS is expected to be published for public comment. The issuance of a final EIS would allow PolyMet to apply for environmental and operating permits. Prior to receipt of these permits, the Company intends to secure production debt financing that would be available upon receipt of key permits, with construction slated to start upon availability of finance.

The final operational mine plan is currently being developed and is expected to include the results from a highly selective drill campaign which is focused on converting mineral resources into proven and probable mineral reserves as well as completion of pit optimization that is expected to reduce the strip (waste:ore) ratio, optimize equipment selection and mine scheduling and lower the mining costs. The optimized mine plan is scheduled for completion in the third quarter of 2007.

In March 2007, PolyMet appointed key operating and construction staff for the development of the NorthMet project. The Company also engaged URS Corporation (“URS”) as lead contractor for the Engineering, Procurement and Construction Management of the NorthMet project. PolyMet expects to benefit from URS’ International purchasing group as well as its project control systems that will provide cost and schedule monitoring for the Company and the anticipated project finance lenders. It is planned that Bateman will continue as the Owner’s Engineer and the DFS team will remain as the Process Design group. To optimize the construction phase of the project, Bateman has commenced developing detailed process packages in conjunction with the completion of the DFS.

Since completing the DFS in 2006, PolyMet’s construction team has been focused on optimizing the construction timeline and logistics, including assessing the possibility of achieving earlier sales of some products, as well as deferring substantial capital expenditures. Should this be practicable, PolyMet would not anticipate any significant change in the schedule for achieving initial revenues in late 2008 or early 2009.

Construction of NorthMet is expected to be made up of four major components:

1.	Refurbishment of the existing Erie Plant facilities;
2.	Construction of a new hydrometallurgical plant;
3.	Construction of the mine and reactivation of some existing mine infrastructure; and

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

4.	Implementation of environmental safeguards.

In addition to the aforementioned developments relating to the NorthMet project, PolyMet completed the following corporate related activities.

On 10 April 2006 the Company announced that it was accelerating the expiry of all of the then outstanding share purchase warrants raising $14.31 million.

In June 2006, PolyMet commenced trading on the American Stock Exchange under the symbol PLM.

On 31 October 2006 the Company entered into an agreement with BNP Paribas (“BNPP”) whereby BNPP will advise and assist the Company in all aspects of preparation for construction financing. BNPP was issued warrants to purchase 600,000 shares of PolyMet common stock at $4.00 per share at any time prior to October 30, 2010 and, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of PolyMet at $4.00 per share at any time prior to October 30, 2010 will vest. In March 2007, BNPP, acting in its construction financing advisor capacity, retained Micon International Limited (“Micon”) as Independent Engineer in connection with construction finance for the NorthMet project. Micon is undertaking a detailed review of the DFS.

In February 2007, PolyMet graduated from the TSX Venture Exchange to the Toronto Stock Exchange (“TSX”) and commenced trading on the TSX under the symbol POM.

On 8 March 2007, the Company announced that William D. Corneliuson had agreed to join its Board of Directors.

On 17 April 2007, PolyMet announced that it had closed a private placement financing of 15 million units, at US$2.75 per unit with each unit comprising one common share and one-half of one warrant. Each, whole warrant is exercisable into a common share at a price of US$4.00 at any time until October 13, 2008 subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. After paying cash finders’ fees totaling US$1.43 million, the financing raised $39.82 million.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

SELECTED ANNUAL FINANCIAL INFORMATION
	Year Ended 31 January
	(thousands of U.S. dollars)
	2007		2006		2005
			(as restated)		(as restated)
	$		$		$
Revenue	-		-		-
Loss for the Year	17,893	(1)	15,929	(2))	4,416	(3)
Loss per Share	(0.16)		(0.22)		(0.09)
Total Assets	48,731	(4)	26,034	(5))	2,350
Long Term Debt (6)	11,853		1,420		-
Total Shareholders’ Equity	29,938		19,387		2,019

(1)	Includes stock based compensation of $4,723, $1,289 for bonus shares expensed as consulting fees and pre-feasibility costs of $8,844.
(2)	Includes stock based compensation of $3,523 and pre-feasibility costs of $11,120.
(3)	Includes stock based compensation of $993, $873 for bonus shares expensed as consulting fees and pre-feasibility costs of $1,623.
(4)

Increase compared to 31 January 2006 primarily a result of cash proceeds from warrant exercise and increases in mineral property, plant and equipment as a result of the acquisition of additional buildings and property from Cliffs and amounts capitalized after the completion of the Definitive Feasibility Study offset by Loss for the Year.

(5)

Increase compared to 31 January 2005 primarily a result of cash proceeds from four private placements, the exercise of warrants and options and capitalized costs from the exercise of the Cliffs Option to acquire property, plant and equipment offset by Loss for the Year.

(6)	Debt represents the unpaid cash portion of the consideration for the Cliffs transactions in the years ended 31 January 2007 and 2006.

This financial information has been reported in accordance with Canadian GAAP and denominated in United States dollars, the Company’s reporting currency. There are no material differences between Canadian and United States GAAP for the Company.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

Results of Operations

Comparison of the year ending 31 January 2007 and 31 January 2006

a)	Loss for the Year:

During the year the Company incurred a loss of $17.893 million ($0.16 loss per share) compared to a loss of $15.929 million ($0.22 loss per share) in 2006. The increase in the net loss for the year was primarily attributable to:

	•	the increased level of work; and
•

an increase in general and administrative costs including non-cash stock compensation expense of $4.723 million (2006 - $3.523 million) and non-cash consulting fees expense of $1.289 million (2006 - $Nil).

This was partially offset by lower pre-feasibility costs as the DFS was completed effective 1 October 2006 and site costs from that date were capitalized.

General and Administrative expense for the year ended 31 January 2007 excluding non-cash stock based compensation expenses was $4.251 million compared with $1.655 million for the year ended 31 October 2006. The Company reported an increase in expenditures for:

•

Consulting fees were $1,621,000 (2006 - $388,000) as a result of increased activity at both the corporate and project level and the issuance of bonus shares for successful completion of Milestone 3 (completion of a DFS which indicates that commercial production from the NorthMet Project is viable);

	•	Professional fees totalled $790,000 (2006 - $151,000) owing to increased legal, audit and other advisory fees as a result of increased corporate activity; and
	•	Transfer agent and filing fees were $272,000 (2006 - $65,000) as a result of listing on the Toronto Stock Exchange and the American Stock Exchange during the period.

Net interest income during the year ended 31 January 2007 was $428,000 compared with $148,000 in the year ended 31 January 2006 as a result of higher cash balances on deposit and higher interest rates. Foreign exchange translation losses were $536,000 for the year ended 31 January 2007 (2006 – gain of $221,000) due to changes in exposure and fluctuations in foreign exchange rates.

During the year, the Company re-examined its accounting for warrants and the share bonus program. As a result of this re-examination, the Company determined that share capital and contributed surplus were inappropriately measured and recognized during the year ended 31 January 2006. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended 31 January 2005 under the share bonus program were understated by $638,000.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	31 January 2006		31 January 2005

	As Previously	Revised	As Previously	Revised
	Reported		Reported
Consulting fees			372,000	1,010,000
Loss for the year			3,778,000	4,416,000
Deficit	34,068,000	34,706,000	18,139,000	18,777,000
Loss per share			(0.07)	(0.09)
Share capital	49,022,000	46,009,000	18,389,000	19,027,000
Contributed surplus	4,431,000	8,084,000

b)	Cash Flows:

Cash used in operating activities in the year ended 31 January 2007 was $12.228 million compared to cash used in the year ended 31 January 2006 of $10.846 million. The increase in cash used is a consequence of the expenditures described above and changes in working capital.

Cash used in investing activities for the year ended 31 January 2007 was $4.171 million compared with $203,000 in the year ended 31 January 2006, with the increase being the result of capitalization of site related costs subsequent to the completion of the DFS late in September 2006 and the cashing of a term deposit in the prior year.

Cash from financing activities for the year ended 31 January 2007 was $13.625 million compared with $22.209 million in the year ended 31 January 2006. This comprised $15.075 million (2006 - $22.029 million) from the exercise of options and share purchase warrants, share subscriptions received and proceeds of a private placement; less $1,250,000 (2006 - $Nil) scheduled repayment of the notes to Cliffs.

Total cash for the year ended 31 January 2007 decreased by $2.774 million for a balance of $8.897 million compared to the year ended 31 January 2006 where cash increased $11.160 million to a balance of $11.671 million.

c)	Capital Expenditures

During the year ended 31 January 2007 the Company capitalized $4.171 million (2006 - $1.010 million) of costs directly related to site activity after the completion of the DFS and $1.397 million of costs (2006 - $Nil) related to the agreement with BNPP to assist PolyMet in all aspects of preparation for construction finance.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

Comparison of the year ending 31 January 2006 and 31 January 2005 (restated)

a)	Loss for the Year:

During the year the Company incurred a loss of $15,929,000 ($0.22 loss per share) compared to a loss of $4,416,000 ($0.09 loss per share) in 2005. The increase in the net loss for the year was primarily attributable to the increased level of work, the Company’s accounting policy of expensing the costs of pre-feasibility work related to the NorthMet Project of $11,120,000 (2005 – $1,623,000), and an increase in general and administrative costs including non-cash stock compensation expense of $3,523,000 (2005 -$993,000) and non-cash consulting fees expense of $nil (2005 – $873,000).

b)	Cash Flows:

Cash used in operating activities in the year ended 31 January 2006 was $10,846,000 compared to cash used in the year ended 31 January 2005 of $2,576,000. The increase is in relation to the above, described expenditures.

Cash used in investing activities for the year ended 31 January 2006 of $203,000 consisted primarily of a $1,000,000 (2005 - $Nil) cash payment for the exercise of the Cliffs Option less $807,000 of cash provided by cashing-in the term deposit made in the previous year.

Cash from financing activities for the year ended 31 January 2006 was $22,209,000 from the proceeds of four private placements, the exercise of options and share purchase warrants compared to $3,414,000 for the year ended 31 January 2005 which was from the proceeds of two private placements, the exercise of share purchase warrants and stock options, and proceeds from share subscriptions.

Total cash for the year ended 31 January 2006 increased by $11,160,000 for a balance of $11,671,000 compared to the year ended 31 January 2005 where cash increased $15,000 to a balance of $511,000.

c)	Capital Expenditures

During the year ended 31 January 2006 the Company capitalized the cash portion of $1,000,000 (2005 - $500,000), debt financing portion of $2,400,000 (2005 - $Nil), and share issue component of $7,564,000 (2005 - $229,000) for the exercise of the Cliffs option for an aggregate cost of $10,964,000 (2005 - $729,000). The Company also capitalized $2,510,000 related to the present value of the related Asset Retirement Obligation.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

Summary of Quarterly Results
(All figures in Thousands of U.S. dollars except Loss per share)

Three Months Ended	Jan. 31 2007 $	Oct. 31 2006 $	July 31 2006 $	Apr. 30 2006 $	Jan. 31 2006 $	Oct. 31 2005 $	July 31 2005 $	Apr. 30 2005 $
Total Revenues	-	-	-	-	-	-	-	-
Pre-feasibility costs	-	(1,708)	(3,441)	(3,695)	(4,273)	(3,772)	(1,167)	(1,908)
General and Administrative	(1,120)	(2,451)	(1,098)	(4,305)	(2,070)	(2,231)	(514)	(363)
Other Income (Expenses)	(466)	295	(26)	122	41	246	85	16
Net Loss	(1,586)	(3,864)	(4,565)	(7,878)	(6,289)	(5,757)	(1,596)	(2,287)
Loss per share	(0.01)	(0.03)	(0.04)	(0.07)	(0.08)	(0.07)	(0.02)	(0.04)

Significant items to report for the quarterly results are as follows:

The net loss included stock based compensation expense for the quarters ended:

1)	31 January 2007 - $61,000
2)	31 October 2006 - $524,000
3)	31 July 2006 - $349,000
4)	30 April 2006 - $3,789,000
5)	31 January 2006 - $1,602,000
6)	31 October 2005 - $1,605,000
7)	31 July 2005 - $130,000
8)	30 April 2005 - $187,000

Financing Activities

During the year ended 31 January 2007 the Company issued:

(i)	14,662,703 shares upon the exercise of warrants for proceeds of $14.310 million;
(ii)	2,193,000 shares upon the exercise of options for proceeds of $765,000, and
(iii)	2,350,000 shares under the Company’s Bonus Share Plan for deemed proceeds of $1,289,000.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

During the year ended 31 January 2006 the Company issued:

(i)

3,544,657 units at a price of CDN$1.40 per unit. Each unit consisted of one common share and one half of one share purchase warrant. One full Warrant entitles the holders, on exercise, to purchase one additional common share of the Company at a price of CDN$2.00 per Warrant Share at any time until the close of business on the day which is 18 months from the date of Closing, provided that if the closing price of the Issuer’s shares as traded on the Exchange is over CDN$2.50 per share for 20 consecutive trading days, the Warrants will terminate 30 days thereafter;

(ii)

9,000,000 units at CDN $0.55 per unit, each unit comprising one share plus one half share purchase warrant, one full warrant entitling the holder to acquire one additional share at CDN$ 0.70 at any time prior to 7 March 2007 provided that, if the closing price of the Company’s shares exceeded CDN $1.00 for 30 consecutive trading days, the warrants would terminate 30 days thereafter, for net proceeds of $3.946 million of which $763,000 was received before January 31, 2005;

(iii)

6,672,219 units at CDN $0.90 per unit, each unit comprising one share plus one half share purchase warrant, one full warrant entitling the holder to acquire one additional share at CDN $1.25 at any time prior to 28 February 2008 provided that, if the closing price of the Company’s shares exceeded CDN $2.50 per share for 20 consecutive trading days, the warrants would terminate 30 days thereafter, for net proceeds of $5.891 million.

(iv)

9,277,777 units at CDN $0.90 per unit, each unit comprising one share and one half share purchase warrant, one full warrant entitling the holder to acquire one additional share of the Company at CDN $1.25 per Warrant Share at any time prior to 8 March 2008 provided that if the closing price of the Company’s shares exceeded CDN $2.50 per share for 20 consecutive trading days, the warrants would terminate 30 days thereafter, for net proceeds of $7.691 million.

In addition to the financing, during the year ended January 31, 2006 the Company issued:

i)	5,700,628 shares upon the exercise of warrants for proceeds of $3,296,000;
ii)	1,795,852 shares upon the exercise of options for proceeds of $197,000, and
iii)	852,915 shares for finders’ fees at a fair value of $721,000

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

Liquidity And Capital Resources

As at 31 January 2007 the Company had working capital of $5.650 million compared with $9.070 million at 31 January 2006 consisting primarily of cash of $8.897 million (31 January 2006 - $11.671 million), accounts payable of $1.518 million (31 January 2006 - $1.717 million) and the current portion of the notes to Cliffs of $2.000 million (31 January 2006 - $1.000 million). The Company expects to pay the remaining balance of $11.853 million (31 January 2006 - $1.420 million) long term notes to Cliffs from working capital, additional financing and funds from operations once commercial production has commenced.

The following table lists as of 31 January 2007 information with respect to the Company’s known contractual obligations:

	Payments due by period
	Total	Less than 1	1 – 3 years	3 – 5 years	More than 5
Contractual Obligations		year			years
Accounts payable and	$1,518,000	$1,518,000	$-	$-	$-
accrued liabilities
Long-term debt obligations	17,890,000	2,571,000	8,163,000	2,808,000	4,348,000
Asset retirement obligation	23,412,000	429,000	1,235,000	393,000	21,355,000
Total	$42,820,000	$4,518,000	$9,398,000	$3,201,000	$25,703,000

Long-term debt obligations (including the current portion) are set out in this table on an undiscounted basis and include anticipated interest. Asset retirement obligation represents the undiscounted obligation at 31 January 2007

As at 31 October 2006 the Company, in addition to its obligation to Cliffs as described herein, has obligations to issue shares under the Company’s Bonus Share Plan. The Company has received shareholder approval for the Bonus Shares of Milestones 1 – 4 and regulatory approval for Milestones 1, 2 and 3. Milestone 4 is subject to regulatory approval, which will be sought when the Company is closer to completing this Milestone. To date 3,940,000 shares have been issued for the achievement of Milestones 1 and 3. The bonus shares allocated for Milestones 1 thru 4 are valued using the Company’s closing trading price on 28 May 2004 of CDN$0.75 per share, the date of the approval of the bonus plan by the disinterested shareholders.

As part of certain employment and management contracts the Company had agreed to severance allowances for key employees and management in the event of a take-over bid. These allowances were based upon the Company’s implied market capitalization at the time of the take-over bid, calculated by multiplying the number of shares outstanding on a fully diluted basis by the take-over bid price per share. These severance allowances have been terminated pursuant to oral or written amendments to these contracts and will be replaced by termination agreements representing up to three times the average annual compensation in the three years prior to change of control.

On 20 December 2006 the Company acquired, from Cliffs, property and associated rights sufficient to provide it with a railroad connection linking the mine development site and the Erie Plant. The transaction also includes a 120-railcar fleet, locomotive fuelling and maintenance facilities, water rights and pipelines,

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

large administrative offices on site and an additional 6,000 acres to the east and west of and contiguous to its existing tailing facilities.

The purchase price totaling 2 million shares and $15 million in cash is in four tranches:

  2 million shares of PolyMet, paid at closing;
  $1 million in cash, paid at closing;
  $7 million in cash, payable in quarterly installments of $250,000 commencing 31 December 2006 with the balance payable upon receipt of production financing. Interest will be payable quarterly from 31 December 2006 at the Wall Street Journal Prime Rate; and,
  $7 million in cash, payable in quarterly installments of $250,000 commencing on 31 December 2009. No interest will be payable until 31 December 2009 after which it will be payable quarterly at the Wall Street Journal Prime Rate.

PolyMet has indemnified Cliffs for ongoing reclamation and remediation associated with the property.

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above.

As a result of the private placement as described above, the Company is funded to meet its current obligations through to permitting and to service and repay its debt to Cliffs due in the next year.

Should the Company wish to continue to further advance the NorthMet project to commercial production PolyMet will require additional funds. As the Company has no operating revenues, the only source of liquidity consists primarily of cash flows from proceeds of equity issues and eventual project financing. The Company has entered into an agreement with BNP Paribas (“BNPP”) whereby BNPP will advise and assist PolyMet in all aspects of preparation for construction finance. As part of this agreement, BNPP was issued warrants, subject to regulatory approval, to purchase 600,000 shares of PolyMet common stock at $4.00 at any time prior to October 30, 2010 and, upon delivering a bona fide offer of project financing, warrants to purchase an additional 500,000 shares of PolyMet at $4.00 at any time prior to October 30, 2010 will vest.

There can be no assurance that the Company will be able to continue to raise funds, in which case it may be unable to continue to advance the NorthMet project. Should PolyMet be unable to realize on its assets and discharge its liabilities in the normal course of business, the realizable value of its assets may be materially less than the amounts recorded on the balance sheets.

Off Balance-Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

Shareholder Rights Plan

Effective 4 December 2003, the Company adopted a Shareholder Rights Plan (“Rights Plan”), which was approved by the Company’s shareholders’ on 27 May 2004. Under the Rights Plan, the Company has

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

issued one right for no consideration in respect of each outstanding common share of the Company to all holders of record of common shares on 4 December 2003. All common shares issued by the Company during the term of the Rights Plan will have one right represented for each common share held by the shareholder of the Company. The term of the Rights Plan is 10 years, unless the rights are earlier redeemed or exchanged. The Rights issued under the Rights Plan become exercisable only if a party acquires 20% or more of the Company's common shares without complying with the Rights Plan or without the approval of the Board of Directors of the Company.

Each Right entitles the registered holder thereof to purchase from the Company on the occurrence of certain events, one common share of the Company at the price of CDN$50 per share, subject to adjustment (the “Exercise Price”). However, if a Flip-in Event (as defined in the Rights Plan) occurs, each Right would then entitle the registered holder to receive, upon payment of the Exercise Price, that number of common shares that have a market value at the date of that occurrence equal to twice the Exercise Price. The Rights are not exercisable until the Separation Time as defined in the Rights Plan.

Related Party Transactions

The Company has conducted transactions with officers, directors and persons or companies related to directors and paid or accrued amounts as follows:

	2007	2006	2005

Rent and office charges paid to a company of the
which the president is a director	$62,000	$25,000	$20,000

The amounts charged to the Company for the services provided have been determined by negotiation among the parties and, in certain cases, are covered by signed agreements. These transactions were in the normal course of operations and were measured at the exchange value, which is the amount of consideration established and agreed to by the related parties.

Proposed Transactions

There are no transactions that will materially affect the performance of the Company.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

Fourth Quarter

a)	Loss for the three months ended 31 January 2007:

During the three months ended 31 January 2007 the Company incurred a loss of $1,586,000 (2006 – $6,288,000). The net loss for the three months ended 31 January 2007 was primarily general and administrative costs of $1,120,000 (2006 - $2,057,000) including professional fees of $418,000 (2006 - $43,000) and stock-based compensation of $61,000 (2006 - $1,601,000). The loss for the three months ended 31 January 2006 also included $4,273,000 of pre-feasibility costs (2007 – nil, as the pre-feasibility was completed in the third quarter of the year).

b)	Cash Flows:

Cash used in operating activities for the three months ended 31 January 2007 was $1,244,000 compared to cash used for the three months ended 31 January 2006 of $5,603,000. The decrease is in relation to the above, primarily pre-feasibility, described expenditures.

Cash used in investing activities for the three months ended 31 January 2007 of $3,371,000 consisted of $1,000,000 (2006 - $1,000,000) cash payment for the Cliffs transaction and $2,371,000 (2006 – $10,000) primarily for activities related to the NorthMet property. In the three months ended January 31, 2006, the Company also converted an $807,000 term deposit to cash.

Cash used in financing activities for the three months ended 31 January 2007 was $649,000, primarily for debt repayment and financing costs, compared to cash from financing activities of $1,923,000 for the period ended 31 January 2006 which was from the proceeds received in the quarter from a private placement.

c)	Capital Expenditures

During the three months ended 31 January 2007 the Company capitalized the cash portion of $1,000,000 (2006 - $1,000,000) debt financing portion of $12,518,000 (2006 - $2,400,000) and share issue component of $6,610,000 (2006 - $7,564,000) for the Cliffs transaction (2006 - exercise of the Cliffs option) for an aggregate cost of $20,128,000 (2006 - $10,954,000). The Company also capitalized $912,000 (2006 - $2,510,687) related to the present value of the related ARO and $2,827,000 (2006 – nil) capital expenditures on the project.

Subsequent Events

On 17 April 2007, the Company closed a non-brokered private placement financing of 15 million units at US$2.75 per unit, with each unit comprising one common share and one-half of one warrant. Each whole warrant is exercisable into a common share at a price of US$4.00 at any time until 13 October 2008, subject to an early trigger if the 20-day volume weighted average price of the common shares is US$6.00 or more. In connection with the private placement, the Company has paid finders’ fees totaling US$1.43 million in cash, 150,000 shares and 520,000 broker warrants having the same terms as the warrants described above; and

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

The Company granted 1,950,000 stock options to directors, officers, consultants and employees at prices ranging from US$2.88 to $2.99. Of these options, 475,000 vested immediately and 1,475,000 are scheduled to vest at future dates or upon future events.

On 25 April 2007, the Company's agreement with Minnesota Power, whereby Minnesota Power will provide all of PolyMet's electric service needs at its NorthMet project through 2018 was approved by the Minnesota Public Utilities Commission.

Changes in Accounting Policies Including Initial Adoption

None.

Mineral property costs, aside from mineral property acquisitions costs, incurred prior to determination of the feasibility of a mining operation are expensed as incurred. Mineral property development expenditures incurred subsequent to the determination of the feasibility of a mining operation and mineral property acquisition costs are deferred until the property is placed into production, sold, allowed to lapse or abandoned. Acquisition costs include cash and fair market value of common shares. These capitalized costs will be amortized over the estimated life of the property following commencement of commercial production or written off if the property is sold, allowed to lapse or abandoned or when an impairment of values has occurred. As a result of the Definitive Feasibility Study on the NorthMet Project, the Company has now entered the development stage and has elected to defer mineral property development expenditures related to the NorthMet Project effective 1 October 2006.

During the year, the Company re-examined its accounting for warrants and the share bonus program. As a result of this re-examination, the Company determined that share capital and contributed surplus were inappropriately measured and recognized during the year ended 31 January 2006. Furthermore, the Company determined that consulting fees charged to the consolidated statement of loss for the year ended 31 January 2005 under the share bonus program were understated by $638,000.

The company has restated its financial statements for the items above and the impacts on certain line items of the financial statements with significant changes were as follows:

Line Item	31 January 2006		31 January 2005

	As Previously	Revised	As Previously	Revised
	Reported		Reported
Consulting fees			372,000	1,010,000
Loss for the year			3,778,000	4,416,000
Deficit	34,068,000	34,706,000	18,139,000	18,777,000
Loss per share			(0.07)	(0.09)
Share capital	49,022,000	46,009,000	18,389,000	19,027,000
Contributed surplus	4,431,000	8,084,000

During fiscal 2007, the Company increased the credit-adjusted interest rate used in calculating its Asset Retirement Obligation liability from 9% to 12% to reflect the Company’s expected borrowing rates.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

Other MD&A Requirements

Outstanding Share Data

Authorized Capital:

Unlimited common shares without par value.

Issued and outstanding:

As at 25 April 2007, 136,528,875 common shares were issued and outstanding.

Outstanding options, warrants and convertible securities as at 25 April 2007:

Type of Security	Number	Exercise Price (US$)	Expiry Date
Stock options	225,000	0.34	09 March 2009
Stock options	150,000	0.63	28 April 2009
Stock options	1,125,000	0.56	05 July 2009
Stock options	50,000	0.67	18 October 2009
Stock options	425,000	0.55	30 March 2010
Stock options	350,000	0.72	1 May 2010
Stock options	40,000	0.80	15 June 2010
Stock options	1,690,000	1.15	19 September 2010
Stock options	280,000	1.02	24 October 2010
Common share warrants	1,100,000	4.00	30 October 2010
Stock options	255,000	0.97	5 December 2010
Stock options	3,200,000	2.33	20 March 2011
Stock options	325,000	2.51	19 June 2011
Stock options	325,000	3.23	1 September 2011
Stock options	75,000	3.27	22 September 2011
Stock options	575,000	2.79	5 January 2012
Stock options	1,250,000	2.99	13 February 2012
Stock options	400,000	2.88	8 March 2012
Stock options	250,000	2.92	12 March 2012
Stock options	50,000	2.89	23 March 2012
Common share warrants	8,020,001	4.00	13 October 2008

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

Risk Factors

Risks Inherent in Mining

Exploration for and development of economic deposits of minerals is subject to a number of risk factors. While the rewards for mining companies can be substantial if an economically viable discovery is made, few of the properties explored are ultimately developed into producing mines. The Company's ability to continue exploration and development of its properties is dependent upon its ability to raise significant additional funds in the future. Should the Company not be able to obtain such financing, a portion of its interest in properties may be lost to joint venture partners, or its properties may be lost entirely.

The Company's mineral operations are subject to governmental legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labor standards. In addition, the profitability of a particular mining prospect is affected by the market for base and precious metals, which entails the assessment of many factors, some of which include changing production costs, the supply and demand for metals, the rate of inflation, the inventory of metal producing corporations, the political environment and changes in international investment patterns.

Ownership of mineral interests involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous transfer history characteristic of many mineral interests. The Company has investigated ownership of its mineral interests and, to the best of its knowledge, ownership interests are in good standing.

The Company may become subject to liability for certain hazards against which it cannot insure, or against which it may elect not to insure, because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral properties or exploration and development.

Conflicts of Interest

Certain directors, officers or promoters of the Company are directors, officers, significant shareholders or promoters of other publicly listed companies. As a result, potential conflicts of interest may arise with respect to the exercise by such persons of their respective duties for the Company. In the event that such a conflict of interest arises at a meeting of the directors of the Company, a director who has such a conflict will abstain from voting for or against the approval of such participation or such terms. In the appropriate cases, the Company will establish a special committee of independent directors to review a matter in which several directors, or management, may have a conflict. Other than as indicated, the Company has no other procedures or mechanisms to deal with conflicts of interest.

Absence of Dividends

The Company has never declared or paid cash dividends on its Common Shares and does not anticipate doing so in the foreseeable future. There can be no assurance that the Company's board of directors will ever declare cash dividends, which action is exclusively within its discretion. Investors cannot expect to receive a dividend on the Company's Common Shares in the foreseeable future, if at all.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

Dilution

The Company may in the future grant to some or all of its own and its subsidiaries' directors, officers, insiders and key employees options to purchase the Company's Common Shares as non-cash incentives to those employees. Such options may be granted at exercise prices equal to market prices at a time when the public market is depressed. To the extent that significant numbers of such options may be granted and exercised, the interests of the then existing shareholders of the Company may be subject to additional dilution.

Also, the Company may in the future award certain bonus shares for achieving certain critical milestone events related to the NorthMet project, to some or all of its own and its subsidiaries' directors, officers, insiders and key employees as non-cash incentives to those employees. To the extent that significant numbers of such bonus shares may be awarded, the interests of the then existing shareholders of the Company may be subject to additional dilution.

The Company is currently without a source of revenue and will most likely be required to issue additional securities to finance its operation and may also issue substantial additional securities to finance the development of any or all of its projects.

Volatility of Common Share Price and Volume

The Company's Common Shares are listed for trading on the TSX Exchange and the American Stock Exchange. Shareholders of the Company may be unable to sell significant quantities of the Common Shares into the public trading markets without a significant reduction in the price of the shares, if at all. The market price of the Common Shares may be affected significantly by factors such as changes in the Company's operating results, the availability of financings, fluctuations in the price of metals, the interest of investors, traders and others in small exploration and development stage public companies and general market conditions. In recent years the securities markets have experienced a high level of price and volume volatility, and the market price of securities of many companies, particularly small capitalization exploration and development companies similar to the Company, have experienced wide fluctuations, which have not necessarily been related to the operating performances, underlying asset values or future prospects of such companies. There can be no assurance that future fluctuations in the price of the Company's shares will not occur.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

Critical Accounting Policies

The consolidated financial statements of the Company. have been prepared in accordance with accounting principles generally accepted in Canada that require management to make assumptions and estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as at the date of the financial statements. Significant estimates used in the preparation of these consolidated financial statements include, amongst other things, expected economic lives of plant and equipment, anticipated costs of asset retirement obligations including the reclamation of mine site, valuation of options and share purchase warrants, and the assessment of impairment in value of long lived assets.

Mineral Property, Plant and Equipment

Mineral property costs, aside from mineral property acquisitions costs, incurred prior to determination of the DFS are expensed as incurred and expenditures incurred subsequent to the DFS and mineral property acquisition costs are deferred/capitalized until the property is placed into production, sold, allowed to lapse or abandoned.

Acquisition costs include cash and fair market value of common shares.

As a result of the Definitive Feasibility Study on the NorthMet Project, the Company has now entered the development stage and has elected to defer mineral property development expenditures related to the NorthMet Project effective 1 October 2006.

Plant and equipment are recorded at cost and depreciated over the estimated life of the related assets calculated on a unit of production or straight-line basis, as appropriate. Mineral property, plant and equipment related to the NorthMet Project will begin to be amortized at the time the project commences operations.

Stock-Based Compensation and Share Purchase Warrants

All stock-based awards made to employees and non-employees are measured and recognized using a fair value based method. For employees, the fair value of the options is measured at the date of the grant. For non-employees, the fair value of the options is measured on the earlier of the date at which the counterparty performance is complete or the date the performance commitment is reached or the date at which the equity instruments are granted if they are fully vested and non-forfeitable. For employees and non-employees, the fair value of the options is accrued and charged to operations, with the offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital.

The Company issues share purchase warrants in connection with certain equity transactions. The fair value of the warrants, as determined using the Black-Scholes option pricing model, is credited to contributed surplus. The recorded value of share purchase warrants is transferred to share capital upon exercise.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

Asset Retirement Obligations

The recommendations of Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on 1 February 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the year in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting year-end. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of environmental remediation required, changes in the means of reclamation or changes in cost estimates.

The operations of the Company may in the future be affected from time to time in varying degrees by changes in environmental regulations, including those for future removal and site restoration costs. Both the likelihood of new regulations and their overall effect upon the Company may vary greatly and are not predictable.

Disclosure Controls and Procedures

The Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO” of the Company conducted an evaluation of the disclosure controls and procedures as required by Multilateral Instrument 52-109 issued by the Canadian Securities Administrators. They concluded that at 31 January 2007 the Company’s disclosure controls and procedures were effective in providing reasonable assurance that material information regarding this annual report and other disclosures was made known to them on a timely basis. In reaching this conclusion, the Company recognizes two factors that must be and are present:

a)

the Company is dependent upon its advisors and consultants (primarily legal counsel) to assist in recognizing, interpreting and understanding and complying with the various securities regulations disclosure requirements, and

b)	an active Board of Directors and Management with open lines of communication.

It should be noted that while the Company’s CEO and CFO believe that the Company’s disclosure controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objects of the control system are met.

Internal Controls over Financial Reporting

The CEO and CFO are responsible for designing internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP.

POLYMET MINING CORP.
MANAGEMENT DISCUSSION AND ANALYSIS
FORM 51-102F1
For the year ended 31 January 2007
US Funds

The CEO and CFO have assessed the effectiveness of the Company’s internal controls over financial reporting as at 31 January 2007 in accordance with Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this assessment, the Company’s CEO and CFO determined that the Company’s internal control over financial reporting was effective as of 31 January 2007.

During the year ended 31 January 2007 the Company determined that the accounting for share purchase warrants in its financial statements for the year ended 31 January 2006 and its share bonus program in its financial statements for the year ended 31 January 2005 was incorrect. The Company has restated its financial statements for the years ended 31 January 2006 and 2005 to reflect these items. As a result, the Company has concluded that its internal controls over financial reporting for the years ended 31 January 2006 and 31 January 2005 were ineffective. Recognizing the increasing complexity of the regulatory environment, the Company hired a new Controller on September 1, 2006 and established new internal controls in order to address the above noted weaknesses.

Management’s Responsibility for Financial Statements

The information provided in this report including the financial statements, is the responsibility of management. In the preparation of these statements, estimates are sometimes necessary to make a determination of future values for certain assets or liabilities. Management believes such estimates have been based on careful judgments and have been properly reflected in the accompanying financial statements.

Management maintains a system of internal controls to provide reasonable assurances that the Company’s assets are safeguarded and to facilitate the preparation of relevant and timely information.

Additional Information

Additional information related to the Company is available for view on SEDAR at www.sedar.com and at the Company’s website www.polymetmining.com.